The Dreyfus/Laurel Funds Trust

200 Park Avenue

New York, New York 10166

September 28, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: John Grzeskiewicz

Re:	The Dreyfus/Laurel Funds Trust
Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A
File Nos.: 33-43846; 811-00524

Ladies and Gentlemen:

On September 24, 2009, The Dreyfus/Laurel Funds Trust (the “Registrant”) filed Post-Effective Amendment No. 149 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), to update the financial statements for Dreyfus Equity Income Fund and Dreyfus Emerging Markets Debt Local Currency Fund, each a series of the Registrant (each, a “Fund”). Each Fund’s prospectus, as filed, included the summary prospectus content requirements set forth in Rule 498 under the Securities Act. Pursuant to prior guidance from the Staff of the Securities and Exchange Commission (the “Commission”), because certain funds in the Dreyfus Family of Funds had previously filed post-effective amendments pursuant to Rule 485(a) under the Securities Act that also contained the summary prospectus content requirements, which had been reviewed by the Staff, the Amendment was filed in reliance on Rule 485(b)(1)(vii) under the Securities Act.

Pursuant to subsequent conversations with the Staff, the Registrant is requesting withdrawal of the Amendment. The Registrant will file a post-effective amendment pursuant to Rule 485(a)(1) under the Securities Act that will be identical to the Amendment and will request acceleration of the effective date of such amendment.

No solicitations have been made and no shares have been issued or sold under the Amendment. The Registrant’s investment adviser, The Dreyfus Corporation, believes that the approval of the Commission of this request would be consistent with the public interest and the protection of investors. Accordingly, pursuant to Rule 477 under the Securities Act, the Registrant hereby requests the withdrawal of the Amendment.

Sincerely,

THE DREYFUS/LAUREL FUNDS TRUST

By: /s/ Michael A. Rosenberg
Name: Michael A. Rosenberg
Title:	Vice President